James M. Prince  jprince@velaw.com
Tel +1.713.758.3710  Fax +1.713.615.5962

VIA EDGAR

May 13, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                           Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 24, 2016

Response Letter dated March 24, 2016

File No. 1-10924

Dear Mr. Schwall:

On behalf of our client, Clayton Williams Energy, Inc. (“CWEI”), we acknowledge receipt of the comment and request for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated May 2, 2016, relating to CWEI’s Form 10-K for the fiscal year ended December 31, 2015 (the “Comment Letter”).

Per our discussion with the Staff on May 13, 2016, we continue to work with CWEI to prepare a response to the Comment Letter and furnish the requested information to the Staff.  CWEI expects to file its response to and furnish all information required by the Comment Letter no later than Friday, May 27, 2016.

Very truly yours,

/S/ JAMES M. PRINCE

James. M. Prince

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